Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE ANNOUNCES PURCHASE OF COMMON SHARES OF
PRISM RESOURCES INC.

Toronto (February 28, 2024) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced today that it has acquired 5,750,000 common shares ("Common Shares") of Prism Resources Inc. ("Prism") from Trevali Mining Corporation at a price of approximately C$0.0174 per Common Share for total consideration of C$100,000 (the "Transaction"), pursuant to a share purchase agreement dated February 13, 2024 (the "Share Purchase Agreement") between Agnico Eagle and FTI Consulting Canada Inc., in its capacity as court-appointed monitor of Prism.

Prism holds a 7.5% Net Profit Interest royalty on the Aurora and Sunday Lake claims (the "Claims"). The Claims form a part of Agnico Eagle's Detour Lake mine property, including Zone 58N and other geologically prospective targets.

Agnico Eagle is acquiring the Common Shares for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Prism or dispose of some or all of the Common Shares or other securities of Prism that it owns at such time.

Prior to entering into the Share Purchase Agreement, Agnico Eagle did not own any Common Shares. As a result of the Transaction, Agnico Eagle owns 5,750,000 Common Shares, representing approximately 11.07% of the issued and outstanding Common Shares on a non-diluted basis.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle's head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Prism's head office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at February 28, 2024. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "may", "will" or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle's acquisition or disposition of securities of Prism in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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